FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 18, 2014, announcing Gilat’s Third Quarter 2014 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form S-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 18, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

Gilat Announces Third Quarter 2014 Results

-  Continued improvements in Gilat’s results: profitability and revenue improve compared to third quarter 2013 –

Petah Tikva, Israel, November 18, 2014 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2014.

Key Financial Highlights:

•	Revenues for the third quarter increased to $57.1 million compared to $51.8 million in the third quarter of 2013
•	Non-GAAP operating income was $3.6 million, compared to an operating loss of $0.3 million in the comparable quarter of 2013
•	GAAP operating income was $1.5 million as compared to an operating loss of $2.4 million in the same period last year
•	EBITDA for the third quarter was $6.4 million compared to $3.9 million in the second quarter of 2014 and to $2.3 million in the comparable period in 2013.
•	2014 management objectives update: higher EBIDTA margins of about 10% expected for the year, despite slightly lower expected revenues of about $235 million.

Revenues for the third quarter of 2014 were $57.1 million, compared to $54.1 million in the second quarter of 2014 and to $51.8 million in the third quarter of 2013. The difference is mostly attributed to the increase in revenues in our Services division and Defense and Mobility division. The MINTIC project in Colombia, which started to bring in revenues in the second and third quarters, is expected to generate increased revenues in the fourth quarter. We expect to also generate increased revenues from the IAL project in Peru, which began generating revenues in the third quarter.

On a non-GAAP basis, operating income was $3.6 million in the third quarter as compared to operating income of $1.5 million in the second quarter of 2014 and an operating loss of $0.3 million in the comparable quarter of 2013. On a non-GAAP basis, net income for the quarter was $3.0 million or an income of $0.07 per diluted share compared to $0.6 million or $0.01 per diluted share in the second quarter of 2014 and to a net loss of $1.0 million or $0.02 per diluted share in the comparable period in 2013.

GAAP operating income for the third quarter was $1.5 million as compared to an operating loss of $0.5 million in the second quarter of 2014 and $2.4 million in the comparable period in 2013. GAAP net income from continuing operations for the quarter was $0.9 million, or $0.02 per diluted share, compared to a net loss from continuing operations of $1.4 million, or a loss of $0.03 per diluted share for the second quarter of 2014 and a net loss from continuing operations of $3.0 million, or a loss of $0.07 per diluted share, in the comparable period in 2013.

EBITDA for the third quarter was $6.4 million compared to $3.9 million in the second quarter of 2014 and to $2.3 million in the comparable period in 2013.

Erez Antebi, Chief Executive Officer of Gilat, stated, “Our improved results in the third quarter come from both of our Services division and Defense and Mobility division, as well as from the cost-reduction measures we undertook last year.  Our Defense and Mobility business continued to grow. We believe we hold a significant competitive advantage in the On-The-Pause and On-The-Move markets when it comes to small-sized, light-weight, low-power terminals.”

Antebi added: “As to our 2014 management objectives, we believe that Gilat will reach higher profitability than what was mentioned previously with EBIDTA margins of about 10% for the year, although revenues are expected to be slightly lower, at a level of approximately $235 million.”

Key Recent Announcements:

•	Gilat Launches Breakthrough Satellite-Cellular Hybrid Terminal
•	Gilat Deploys 3G Small Cell Network for TIM Brasil in Only Two Months
•	Gilat and HISPASAT Enhance VNO Activity
•	Gilat Successfully Demonstrated Maximum 4G Handheld Device Performance over Satellite at Tier-One Operator in Asia
•	Terabit Wave to Provide Gilat Satcom-On-The-Move Terminals in Myanmar

The GAAP financial results include the effect of non-cash stock options expenses, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

Conference Call and Webcast Details:

Gilat management will host a conference call today at 14:30 GMT/ 09:30 EST/ 16:30 IST (Israel Standard Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0644, and US-based participants are invited to access the call by dialing (888) 407-2553. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST November 20, 2014. International participants are invited to access the replay at (972) 3-925-5900 and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial information and statements presented in accordance with GAAP, the Company presents its EBITDA before the impact of non-cash stock based compensation, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

We regularly use supplemental non-GAAP financial measures internally to understand manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

(2) Operating income before depreciation, amortization, non-cash stock based compensation as per ASC 718 and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. . A reconciliation of specific adjustments to GAAP results is provided in the tables below.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
KCSA Strategic Communications
Phil Carlson – Vice President
(212) 896-1233
pcarlson@kcsa.com

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2014	2013
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	24,638	58,424
Restricted cash	34,917	18,891
Restricted cash held by trustees	394	3,221
Trade receivables, net	54,388	56,466
Inventories	26,065	27,141
Other current assets	13,936	10,143
Total current assets	154,338	174,286

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	228	6,279
Severance pay funds	8,609	9,856
Other long term receivables and deferred charges	7,544	278
Total long-term investments and receivables	16,381	16,413

PROPERTY AND EQUIPMENT, NET	93,061	85,369

INTANGIBLE ASSETS, NET	24,435	28,830

GOODWILL	63,870	63,870

TOTAL ASSETS	352,085	368,768

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2014	2013
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	13,517	-
Current maturities of long-term loans	4,614	4,665
Trade payables	16,137	20,900
Accrued expenses	19,302	16,748
Short-term advances from customers, held by trustees	22	-
Other current liabilities	35,901	54,666

Total current liabilities	89,493	96,979

LONG-TERM LIABILITIES:
Accrued severance pay	8,423	9,628
Long-term loans, net of current maturities	26,507	31,251
Other long-term liabilities	5,031	4,877

Total long-term liabilities	39,961	45,756

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,959	1,932
Additional paid-in capital	875,611	873,045
Accumulated other comprehensive income	(471)	1,591
Accumulated deficit	(654,468)	(650,535)

Total equity	222,631	226,033

TOTAL LIABILITIES AND EQUITY	352,085	368,768

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

		Three months ended			Three months ended
		30 September 2014			30 September 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	57,135	-	57,135	51,802	-	51,802
Cost of revenues	38,567	(1,258)	37,309	35,122	(1,255)	33,867
Gross profit	18,568	1,258	19,826	16,680	1,255	17,935
	32%		35%	32%		35%
Research and development expenses:
Expenses incurred	6,714	(121)	6,593	7,088	(128)	6,960
Less - grants	854	-	854	585	-	585
	5,860	(121)	5,739	6,503	(128)	6,375
Selling and marketing expenses	6,913	(350)	6,563	6,919	(339)	6,580
General and administrative expenses	4,258	(305)	3,953	5,613	(304)	5,309
Operating income (loss)	1,537	2,034	3,571	(2,355)	2,026	(329)
Financial expenses, net	(349)	-	(349)	(1,490)	-	(1,490)
Income (loss) before taxes on income	1,188	2,034	3,222	(3,845)	2,026	(1,819)
Taxes on income	259	-	259	(804)	-	(804)
Net income (loss) from continuing operations	929	2,034	2,963	(3,041)	2,026	(1,015)
Net income (loss) from discontinued operations	(752)	752	-	(1,003)	1,003	-
Net income (loss)	177	2,786	2,963	(4,044)	3,029	(1,015)

Basic net earnings (loss) per share from continuing operations	0.02			(0.07)
Basic net loss per share from discontinued operations	(0.02)			(0.02)
Basic net earnings (loss) per share	0.00		0.07	(0.09)		(0.02)

Diluted net earnings (loss) per share from continuing operations	0.02			(0.07)
Diluted net loss per share from discontinued operations	(0.02)			(0.02)
Diluted net earnings (loss) per share	0.00		0.07	(0.09)		(0.02)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,579,396		42,579,396	42,047,569		42,047,569
Diluted	42,995,059		43,586,395	42,047,569		42,047,569

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to Shares acquisition transactions, and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	30 September 2014	30 September 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	61	57
Research and development	121	128
Selling and marketing	136	126
General and administrative	305	304
	623	615

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,197	1,198
Selling and marketing	214	213
	1,411	1,411

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

		Nine months ended			Nine months ended
		30 September 2014			30 September 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	162,036	-	162,036	179,138	-	179,138
Cost of revenues	104,173	(3,773)	100,400	119,691	(3,737)	115,954
Gross profit	57,863	3,773	61,636	59,447	3,737	63,184
	36%		38%	33%		35%
Research and development expenses:
Expenses incurred	20,831	(362)	20,469	21,864	(339)	21,525
Less - grants	1,802	-	1,802	1,449	-	1,449
	19,029	(362)	18,667	20,415	(339)	20,076
Selling and marketing expenses	25,280	(1,042)	24,238	23,679	(953)	22,726
General and administrative expenses	14,011	(898)	13,113	16,730	(839)	15,891
Operating income (loss)	(457)	6,075	5,618	(1,377)	5,868	4,491
Financial expenses, net	(1,898)	-	(1,898)	(4,637)	-	(4,637)
Income (loss) before taxes on income	(2,355)	6,075	3,720	(6,014)	5,868	(146)
Taxes on income	783	-	783	(47)	-	(47)
Net income (loss) from continuing operations	(3,138)	6,075	2,937	(5,967)	5,868	(99)
Net income (loss) from discontinued operations	(795)	795	-	(4,409)	4,409	-
Net income (loss)	(3,933)	6,870	2,937	(10,376)	10,277	(99)

Basic net loss per share from continuing operations	(0.07)			(0.14)
Basic net loss per share from discontinued operations	(0.02)			(0.11)
Basic net earnings (loss) per share	(0.09)		0.07	(0.25)		(0.00)

Diluted net loss per share from continuing operations	(0.07)			(0.14)
Diluted net loss per share from discontinued operations	(0.02)			(0.11)
Diluted net earnings (loss) per share	(0.09)		0.07	(0.25)		(0.00)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,371,039		42,371,039	41,915,209		41,915,209
Diluted	42,371,039		43,615,894	41,915,209		41,915,209

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related toShares acquisition transactions, and net income (loss) from discontinued operations.

	Nine months ended	Nine months ended
	30 September 2014	30 September 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	179	143
Research and development	362	339
Selling and marketing	404	317
General and administrative	898	839
	1,843	1,638

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	3,594	3,594
Selling and marketing	638	636
	4,232	4,230

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	162,036	179,138	57,135	51,802
Cost of revenues	104,173	119,691	38,567	35,122
Gross profit	57,863	59,447	18,568	16,680
Research and development expenses:
Expenses incurred	20,831	21,864	6,714	7,088
Less - grants	1,802	1,449	854	585
	19,029	20,415	5,860	6,503
Selling and marketing expenses	25,280	23,679	6,913	6,919
General and administrative expenses	14,011	16,730	4,258	5,613
Operating income (loss)	(457)	(1,377)	1,537	(2,355)
Financial expenses, net	(1,898)	(4,637)	(349)	(1,490)
Income (loss) before taxes on income	(2,355)	(6,014)	1,188	(3,845)
Taxes on income	783	(47)	259	(804)
Net income (loss) from continuing operations	(3,138)	(5,967)	929	(3,041)
Net loss from discontinued operations	(795)	(4,409)	(752)	(1,003)
Net income (loss)	(3,933)	(10,376)	177	(4,044)

Net income (loss) per share from continuing operations (basic and diluted)	(0.07)	(0.14)	0.02	(0.07)
Net loss per share from discontinued operations (basic and diluted)	(0.02)	(0.11)	(0.02)	(0.02)
Net income (loss) per share (basic and diluted)	(0.09)	(0.25)	0.00	(0.09)

Weighted average number of shares used in
computing net loss per share
Basic	42,371,039	41,915,209	42,579,396	42,047,569
Diluted	42,371,039	41,915,209	42,995,059	42,047,569

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net income (loss)	(3,933)	(10,376)	177	(4,044)
Net loss from discontinued operations	(795)	(4,409)	(752)	(1,003)
Net income (loss) from continuing operations	(3,138)	(5,967)	929	(3,041)
Adjustments required to reconcile net income (loss)
to net cash generated provided by (used in) operating activities:
Depreciation and amortization	11,626	13,510	4,198	3,998
Stock-based compensation	1,843	1,638	623	615
Accrued severance pay, net	42	(1)	145	(65)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	464	1,382	496	990
Exchange rate differences on long-term loans	(311)	92	(277)	138
Capital loss from disposal of property and equipment	241	13	181	1
Deferred income taxes	(56)	291	(9)	(826)
Decrease in trade receivables, net	1,538	666	9,572	2,871
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(11,731)	1,144	804	(2,658)
Increase in inventories	(1,226)	(7,791)	(1,925)	(3,341)
Increase (decrease) in trade payables	(4,704)	3,629	(4,652)	603
Increase (decrease) in accrued expenses	1,491	(4,239)	(2,685)	(796)
Decrease in advances from customers, held
by trustees	(65)	(4,448)	(3,516)	(525)
Decrease in other current liabilities and other long term liabilities	(19,601)	(5,588)	(13,759)	(1,097)
Net cash used in operating activities	(23,587)	(5,669)	(9,875)	(3,133)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(12,195)	(2,817)	(1,876)	(997)
Investment in restricted cash held by trustees	(5,914)	(14,455)	(1,686)	(3,219)
Proceeds from restricted cash held by trustees	8,625	10,283	2,037	512
Investment in restricted cash (including long-term)	(10,581)	(2,481)	(3,065)	(116)
Proceeds from restricted cash (including long-term)	232	2,557	56	536
Purchase of intangible assets	-	(16)	-	-

Net cash used in investing activities	(19,833)	(6,929)	(4,534)	(3,284)

Cash flows from financing activities:
Capital lease payments	(86)	-	(86)	-
Issuance of restricted stock units and exercise of stock options	748	579	2	17
Payment of obligation related to the purchase of intangible assets	(500)	(500)	(500)	-
Short term bank credit, net	14,177	(92)	6,961	366
Repayment of long-term loans	(4,484)	(12,804)	(154)	(6,829)

Net cash provided by (used in) financing activities	9,855	(12,817)	6,223	(6,446)

Cash flows from discontinued operations
Net cash provided by (used in) operating activities	-	(1,308)	-	2,028
Net cash provided by (used in) investing activities	-	705	-	(465)
Net cash provided by (used in) financing activities	-	13,184	-	(634)
	-	12,581	-	929

Effect of exchange rate changes on cash and cash equivalents	(221)	(220)	(576)	7

Decrease in cash and cash equivalents	(33,786)	(13,054)	(8,762)	(11,927)

Cash and cash equivalents at the beginning of the period	58,424	66,968	33,400	65,841

Cash and cash equivalents at the end of the period	24,638	53,914	24,638	53,914

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(457)	(1,377)	1,537	(2,355)
Add:
Non-cash stock-based compensation expenses	1,843	1,638	623	615
Depreciation and amortization	11,626	13,510	4,198	3,998
EBITDA	13,012	13,771	6,358	2,258